October 2, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 6, 2024
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023 (the “Original Filing”), as amended by Amendment No. 1 on October 16, 2023 (“Amendment No. 1”), Amendment No. 2 on May 7, 2024 (“Amendment No. 2”) and Amendment No. 3 on August 6, 2024 (“Amendment No. 3” and together with the Original Filing, Amendment No. 1 and Amendment No. 2, the “Form 1-A”). Amendment No. 4 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated August 28, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.

Comment: We note your response to comment 1. With a view towards revised disclosure, please explain in greater detail your plan to dissolve the Predecessor Issuers after the distribution of the Masterworks Vault 10’s Class A shares. Please tell us whether holders will retain their interest in the Predecessor Issuers or whether those interests will be extinguished before, concurrently or after the Dissolution or will be treated otherwise as part of your Restructuring Transactions. Please also tell us who will vote on the Dissolution and, if no vote will be taken, what the relevant provision of state law is that will be relied on to dissolve the Predecessor Issuers.

Response: Pursuant to Section 18-801 of the Limited Liability Company Act of the State of Delaware, a company may be dissolved “upon the happening of events specified in a limited liability company agreement.” Under each Predecessor Issuer’s operating agreement, upon the sale of all or substantially all of its assets (which expressly includes a sale of 100% of the equity interests of any subsidiary of the Predecessor Issuer which owns the underlying artwork), the Predecessor Issuer shall commence its winding up and dissolution without the need for shareholder approval.

Following the “Asset Contributions and Assignment” and “Distributions” steps of the Restructuring Transactions (the “Applicable Steps”), all of the assets of each Predecessor Issuer, consisting of 100% of the issued and outstanding shares of a segregated portfolio of Masterworks Cayman, SPC, a subsidiary of the Predecessor Issuer, that owns title to the artwork beneficially owned by such Predecessor Issuer, will have been contributed to the applicable successor series of the Company and the membership interests in the successor series will have been distributed to the members of the Predecessor Issuer. The Company believes that the Applicable Steps constitute a sale of all the assets of the Predecessor Issuer for purposes of interpreting the intent of the Predecessor Issuer operating agreements. The primary intent of the provision is to unwind the Predecessor Issuer when it holds no assets and has no further business prospects or purpose. Any contrary interpretation would only serve to perpetuate the Predecessor Issuer’s existence for no reason and would serve no practical benefit to the Predecessor Issuer or its members. In a similar vein, each Predecessor Issuer’s operating agreement provides that the Company shall be dissolved without any need for member action upon its insolvency and while “insolvency” is not defined in either the operating agreement or the Delaware Limited Liability Company Act, the Company deems it reasonable to conclude that following the Applicable Steps the Predecessor Issuers, with no assets or prospects for future assets or cash flows, are insolvent for all practical purposes and therefore shall be dissolved.

Accordingly, immediately following the Restructuring Transactions, each Predecessor Issuer shall be wound up and dissolved and all outstanding membership interests in a Predecessor Issuer shall be extinguished concurrently with the dissolution of such Predecessor Issuer.

The Company has also amended its disclosure in Amendment No. 4 on pages [ ] to reflect the above.

2.

Comment: We note your response to comment 4. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter.

Response: The Company notes the Staff’s comment.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission